BOOMER VENTURES, INC.

Posada del Rey, Via Italia

Ciudad de Panama, Republica de Panama

Phone: (507) 6500-2750
Fax: (949) 272-0088
Email: boomerventures@gmail.com

United States Securities and Exchange Commission
Washington, DC 205494
Attention: Mark P. Shuman

RE:	Boomer Ventures, Inc. Amendment No. 7 to Registration Statement on Form S-1 Filed September 23, 2014 File No. 333-183938

September 23, 2014

Dear Mr. Shuman,

We have received the comment letter from the SEC dated September 16, 2014 and we have responded and amended the Registration Form accordingly.

General

1.	The financial statements have been updated to comply with the requirements set forth in Rule 8-08 of Regulation S-X.

The Company hereby acknowledges:

·         should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·         the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·         the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please do not hesitate to contact me by e-mail: boomerventures@gmail.com

Sincerely,

Alicia Tristan